Exhibit 3.59

LIMITED LIABILITY COMPANY AGREEMENT

OF

AMERICAN STORES COMPANY, LLC

(A Delaware Limited Liability Company)

THIS LIMITED LIABILITY COMPANY AGREEMENT (this “Agreement”) of AMERICAN STORES COMPANY, LLC, a Delaware limited liability company (the “Company”), is made and entered into effective as of January 23, 2004, by ALBERTSON’S, INC., the sole member of the Company (the “Sole Member”).

WITNESSETH:

WHEREAS, the Company was converted from American Stores Company pursuant to Delaware General Corporation Law, 8 Del. C., § 266 by the filing of a Certificate of Conversion with the Secretary of State of the State of Delaware on and as of January 23, 2004; and

WHEREAS, the Sole Member desires to provide for the operation and management of the Company for the purposes stated herein and consistent with the provision of the Delaware Limited Liability Company Act, 6 Del. C., § 18-101 etc. seq. (as the same may be amended from time to time, the “Act”);

NOW, THEREFORE, in consideration of the mutual promises contained herein, it is agreed as follows:

ARTICLE 1

DEFINITIONS

1.1    Defined Terms. The following terms, when used in this Agreement, including its Preamble and Recitals, shall have the following meanings:

“Act” is defined in the second Recital.

“Adjusted Capital Account Deficit” means, with respect to the Sole Member, the deficit balance, if any, in the Sole Member’s Capital Account as of the end of the relevant year, after giving effect to the following adjustments:

(a)    Credit to such Capital Account any amounts which the Sole Member is deemed to be obligated to restore to the Company pursuant to the second to last sentence of Treas. Reg. §§ 1.704-2(g)(1) and 1.704-2(i)(5); and

(b)    Debit to such Capital Account the items described in Treas. Reg. § 1.7041(b)(2)(ii)(d)(4), (5) and (6).

Except as otherwise modified herein, the foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Treas. Reg. § 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

“Advance” is defined in Section 4.4.

“Affiliate” means, with respect to any Person, (a) any other Person directly or indirectly controlling, controlled by or under common control with, such Person, (b) any officer, director, manager, member, trustee or partner of such Person or such other Person, or (c) any relative of such Person, if a natural person. For purposes of this definition, “control” shall mean the direct or indirect right or power to direct the management and policies of a Person, whether through the ownership of voting equity interests, by contract or otherwise.

“Agreement” is defined in the Preamble.

“Business” is defined in Section 2.3.

“Capital Account” means the Capital Account maintained for the Sole Member pursuant to Section 4.5.

“Capital Contribution” means, with respect to the Sole Member, the contributions by the Sole Member to the capital of the Company pursuant to Article 4.

“Certificate of Cancellation” is defined in Section 8.4.

“Code” means the Internal Revenue Code of 1986, and any successor statute, as amended from time to time. References in this Agreement to specific sections of the Code shall be deemed to include references to corresponding provisions of any succeeding internal revenue law of the United States.

“Company” is defined in the Preamble.

“Distributable Cash” means, with respect to any fiscal period of the Company, all cash received by the Company during such period, less the sum of, to the extent paid, provided for or set aside by the Company during such period, (a) all principal and interest payments on indebtedness of the Company and other sums paid or payable to lenders; (b) all cash expenditures incurred incident to the normal operation of the Company’s business; (c) Reserves; and (d) other amounts of capital that the Company may be contractually obligated to retain in order to meet capital requirements or financial ratios imposed by any lender with which the Company may do business.

“Entity” means any general partnership, limited partnership, limited liability company, company, joint venture, business trust, cooperative or association or any other organization that is not a natural person.

“Event of Dissolution” is defined in Section 8.1.

“Fiscal Year” is defined in Section 2.8.

“General Interest Rate” means the varying rate per annum equal to the interest rate publicly announced by the Sole Member’s primary lender, or any successor, from time to time as its prime commercial or similar reference interest rate.

“Gross Asset Value” means with respect to any asset, the asset’s adjusted basis for federal income tax purposes except as follows:

(a)    The initial Gross Asset Value of any asset contributed by a Member to the Company shall be the gross fair market value of such asset at the time of contribution, as reasonably determined by the Sole Member;

(b)    The Gross Asset Values of all assets of the Company shall be adjusted to equal their respective gross fair market values, as reasonably determined by the Sole Member as of the following times:

(i)    the acquisition of an additional interest in the Company by any new or existing Member (including any profits interest granted with a zero initial Capital Account);

(ii)    the distribution by the Company to a Member of more than a de minimis amount of property as consideration for an interest in the Company; and

(iii)    the liquidation of the Company within the meaning of Treas. Reg. § 1.704-1(b)(2)(ii)(g);

(c)    The Gross Asset Value of any asset of the Company distributed to any Member shall be the gross fair market value of such asset on the date of distribution as reasonably determined by the Sole Member; and

(d)    The Gross Asset Value of any asset of the Company shall be increased (or decreased) to reflect any adjustments of the adjusted basis of such assets pursuant to Code Sections 734(b) or 743(b) but only to the extent such adjustments are taken into account in determining Capital Accounts pursuant to Treas. Reg. § 1.704-1(b)(2)(iv)(m).

“Initial Capital Contribution” means the initial Capital Contribution made by the Sole Member pursuant to Section 4.1 and reflected on Schedule 1, hereto.

“Interest” means all of the rights in and to the Company and with respect to its operation and management held by the Sole Member pursuant to the Act and this Agreement.

“Liquidator” means one or more persons appointed by the Sole Member to wind up the Company pursuant to Section 8.2.

“Losses” is defined in Section 3.5(a).

“Net Profits” and “Net Losses” shall mean for each Fiscal Year or other period, an amount equal to the Company’s taxable income or loss for such Fiscal Year or period, determined in accordance with Code Section 703(a) (for this purpose all items of income, gain, loss or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments:

(a)    Any income of the Company that is exempt from federal income tax or excluded from federal gross income and not otherwise taken into account in computing Net Profits or Net Losses pursuant to this definition shall be added to such taxable income or loss;

(b)    Any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Treas. Reg. § 1.7041(b)(2)(iv)(i), and not otherwise taken into account in computing Net Profits or Net Losses pursuant to this definition, shall be subtracted from such taxable income or loss;

(c)    In the event the Gross Asset Value of any Company asset is adjusted pursuant to any provision of this Agreement in accordance with the definition of Gross Asset Value, the amount of such adjustment shall be taken into account as gain, or loss from the disposition of such asset for purposes of computing Net Profits or Net Losses;

(d)    Gain or loss resulting from any disposition of any Company asset with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of the property disposed of, notwithstanding that the adjusted tax basis of such asset differs from its Gross Asset Value; and

(e)    In lieu of the depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account depreciation for such Fiscal Year, computed in accordance with Treas. Reg. § 1.704-1(b)(2)(iv)(g).

“Percentage Interest” means the fraction (expressed as a percentage) set forth opposite the Sole Member’s name on Schedule 1 hereto.

“Person” means any natural person or Entity, and, where the context permits, the heirs, executors, administrators, legal representatives, successors and assigns thereof.

“Reserves” means, with respect to any fiscal period of the Company, funds set aside or allocated by the Sole Member for working capital or to pay taxes, insurance, debt service or other costs or expenses incident to the ownership or operation of the Company’s business.

“Sole Member” is defined in the Preamble.

“Tax Matters Partner” is defined in Section 6.3.

“Treas. Reg.” means the Treasury Regulations promulgated under the Code, as they may be amended or renumbered from time to time.

ARTICLE 2

FORMATION

2.1    Name. The name of the Company shall be AMERICAN STORES COMPANY, LLC, and its business shall be carried on in such name, or in such other names as the Sole Member may from time to time determine.

2.2    Formation. Upon the filing of the Company’s Certificate of Formation and upon the filing of a Certificate of Conversion by American Stores Company (or upon the later effective date or time of the Certificate of Conversion as set forth therein), the Company shall be deemed to have commenced on the date American Stores Company, Inc. was first created, formed, incorporated or otherwise came into being. The Sole Member shall hereafter execute, or cause to be executed, all other instruments, certificates, notices and documents, and shall do, or cause to be done, all filings, recordings, publications and other acts, in each case as may be necessary or appropriate from time to time to comply with all applicable requirements of the Act and under the laws of all other jurisdictions in which the Company shall desire to conduct business.

2.3    Nature of Business. Consistent with the purpose of American Stores Company, Inc., the purpose of the Company shall be to hold, operate and manage certain real property and related assets and properties throughout the United States (the “Business”). The Company may conduct any other lawful activity as the Sole Member may from time to time determine. The Company shall also have the authority to engage in any lawful business or activity that now or hereafter may be necessary, incidental, proper, advisable or convenient to accomplish the foregoing purposes.

2.4    Term. The term of the Company shall commence as provided in Section 2.2 above and shall continue until dissolved and liquidated in accordance with this Agreement.

2.5    Principal Place of Business. The Company shall maintain an office at 250 E. Parkcenter Boulevard, Boise, Idaho 83706 or such other location or locations as the Sole Member may from time to time determine.

2.6    Registered Office and Registered Agent. The address of the Company’s initial registered office in the State of Delaware and the name of its initial registered agent at such address shall be as set forth in the Certificate of Conversion. The registered office and the registered agent may be changed as the Sole Member may from time to time determine.

2.7    Foreign Qualification. The Sole Member shall cause the Company to qualify as a foreign limited liability company in each jurisdiction other than Delaware where it considers necessary and appropriate. The Sole Member shall execute, acknowledge, swear to, and deliver all certificates and other instruments conforming with this Agreement that are necessary or appropriate to qualify, continue and terminate the Company as a foreign limited liability company in all such jurisdictions in which the Company may conduct business.

2.8    Fiscal Year. The fiscal year of the Company (the “Fiscal Year”) shall consist of the fifty-two (52) or fifty-three (53) week period ending on the Thursday nearest to January 31, in each year.

ARTICLE 3

MANAGEMENT AND OTHER MATTERS

AFFECTING THE SOLE MEMBER

3.1    Management of the Company. The business, property and affairs of the Company shall be managed exclusively by the Sole Member, which shall have all, complete and exclusive authority, power and discretion to manage and control the business, property and affairs of the Company, to make all decisions regarding those matters, and to perform any and all other acts or activities customary or incident to the management of the Company’s business, property and affairs.

3.2    Action without a Meeting. Any action which is required or permitted to be taken by the Sole Member, including determinations and consents under this Agreement, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the Sole Member.

3.3    Dealings with the Company. The Sole Member or any Affiliate of the Sole Member may make loans to, borrow from, and transact other business with, the Company, as the Sole Member may determine from time to time.

3.4    Liability of Sole Member. Neither the Sole Member nor any Affiliate of the Sole Member shall be personally liable for the debts, obligations or liabilities of the Company, whether in tort, contract or otherwise, solely by reason of being a Member or an Affiliate thereof, except to the extent of the Sole Member’s Capital Contribution and any agreed upon obligation to make an additional Capital Contribution.

3.5    Indemnity.

(a)    Except as otherwise covered by separate agreement between the Sole Member or an Affiliate of the Sole Member and any other Entity, the Company shall indemnify and hold the Sole Member (and, where applicable, its officers, directors, employees, shareholders, controlling persons and other Affiliates, and all of their respective successors, assigns, officers, directors, employees, shareholders and controlling persons) harmless from and against all claims, demands, costs, losses and damages, including, without limitation, penalties, fines, settlements, judgments, attorneys’ fees and other reasonable expenses (collectively, “Losses”) incurred as a result of or in connection with (i) any claim that the Sole Member or any other such Person is liable for any debt, liability or obligation of the Company or is directly or indirectly required to make payments in respect thereof or in connection therewith, and (ii) any act or omission by the Sole Member or any other such Person for or on behalf of the Company, in any capacity, in each case in connection with the Business conducted by the Company, unless such act or omission was unauthorized, contrary to this Agreement or in bad faith. The foregoing rights of indemnification shall not be exclusive of any other rights to which the Sole Member or any such other Person may be entitled under any present or future law, statute, agreement, determination of the Sole Member or otherwise.

(b)    Each party to be indemnified under Section 3.5(a) shall give each indemnifying party notice of any Losses subject to the indemnity within 30 days after the indemnified party has received actual notice thereof; provided that any failure of such notice shall not be an absolute bar to indemnity unless the failure materially prejudices the defense. The indemnifying party shall be entitled to participate in or direct the defense of any action in connection with the reported Loss, provided that he, she or it employs counsel reasonably satisfactory to the indemnified party. An indemnifying party shall not be liable to an indemnified party in respect of settlement effected by the indemnified party without the written consent of the indemnifying party, which consent shall not be unreasonably withheld or delayed.

3.6    Interests. An Interest shall be personal property for all purposes. All property owned by the Company shall be deemed to be owned by the Company as an entity, and the Sole Member shall not be deemed to own any such property or any portion thereof.

ARTICLE 4

CAPITAL CONTRIBUTIONS

4.1    Initial Capital Contribution. On and as of the date hereof, the Sole Member has made, or has been credited with, the Initial Capital Contribution set forth in Schedule 1.

4.2    Additional Capital Contributions; Guarantees. Unless so determined by the Sole Member in its sole discretion, the Sole Member shall not be required to make any additional Capital Contributions to the Company or to guarantee and/or provide security for Company obligations.

4.3    Return of Contributions. Except as provided in Section 8.2, or as otherwise determined by the Sole Member, the Sole Member shall not be entitled to the return of any part of its Capital Contributions. Any unrepaid Capital Contributions shall not be a liability of the Company. The Sole Member shall not be entitled to be paid interest in respect of either its Capital Account or its Capital Contributions.

4.4    Advances by the Sole Member. The Sole Member or any Affiliate thereof may, in its or their sole and absolute discretion, advance all or part of any needed funds (an “Advance”) to or on behalf of the Company. An Advance by the Sole Member or any Affiliate thereof shall constitute a loan from such Person to the Company, shall bear interest at the General Interest Rate from the date made until the date repaid in full, and shall not be deemed to be a Capital Contribution from the applicable Person.

4.5    Capital Accounts.

(a)    A Capital Account shall be maintained for the Sole Member throughout the term of the Company in accordance with Section 704(b) of the Code and the rules and regulations promulgated thereunder. The Capital Account for the Sole Member shall be:

(i)    Increased by (A) the amount of cash contributed by the Sole Member to the Company, (B) the Gross Asset Value of property contributed by the Sole Member to the Company (net of any liabilities secured by any contributed property that the Company is considered to assume or take subject to, under Section 752 of the Code), and (C) allocations to the Sole Member of Company Net Profits; and

(ii)    Decreased by (A) the amount of cash distributed to the Sole Member by the Company, (B) the Gross Asset Value of property distributed to the Sole Member by the Company (net of liabilities secured by the distributed property that the Sole Member is considered to assume or take subject to, under Section 752 of the Code), and (C) allocations to the Sole Member of Company Net Losses.

(b)    In the event the Gross Asset Value of property of the Company is adjusted pursuant to paragraphs (b), (c) or (d) of the definition of Gross Asset Value, the Capital Account of the Sole Member shall be adjusted to reflect the aggregate net adjustments as if the Company had sold all of its assets for their fair market values, and recognized gain or loss equal to the aggregate amount of such net adjustment.

(c)    Upon the transfer of all or part of any Interest, by merger, operation of law or otherwise, the Capital Account attributable to such Interest shall carry over to the transferee thereof in accordance with the provisions of Treas. Reg. § 1.704-1(b)(2)(iv)(1).

ARTICLE 5

ALLOCATIONS AND DISTRIBUTIONS

5.1    Allocations of Net Profits and Net Losses.

(a)    Net Profits. Except as otherwise provided in Section 5.2, Net Profits of the Company shall be allocated 100% to the Sole Member.

(b)    Net Losses. Except as otherwise provided in this Article 5, Net Losses of the Company shall be allocated 100% to the Sole Member.

5.2    Mandatory Allocations.

(a)    Section 704(c) Allocations. Any income, gain, loss and deduction with respect to any property (other than cash) that has been contributed by the Sole Member to the capital of the Company, that is deemed to have been contributed to the capital of the Company under Section 708 of the Code and the Treas. Regs. Promulgated thereunder, or that has been revalued in accordance with Treas. Reg. § 1.704-1(b)(2)(iv)(f) and which is required to be allocated to the Sole Member for income tax purposes under Section 704(c) of the Code or Treas. Reg. § 1.704-1 (b)(2)(iv)(f) so as to take into account the variation between the tax basis of such property and its agreed upon fair market value at the time of its contribution or revaluation, as the case may be, shall be allocated to the Sole Member solely for income tax purposes in the manner so required.

(b)    Qualified Income Offset. In the event the Sole Member, in such capacity, unexpectedly receives any adjustments, allocations or distributions described in Treas. Reg. §§ 1.704-1(b)(2)(ii)(d)(4), (5) or (6), that cause or increase an Adjusted Capital Account Deficit of the Sole Member, items of Company income and gain shall be specially allocated to the Sole Member in an amount and manner sufficient to eliminate to the extent required by the Treas. Regs., the Adjusted Capital Account Deficit of the Sole Member as quickly as possible. This Section 5.2(b) is intended to comply with the qualified income offset provisions of Treas. Reg. § 1.704-1 (b)(2)(ii)(d) and shall be interpreted consistently therewith.

(c)    Minimum Gain and Member Nonrecourse Debt Minimum Gain Chargeback. Notwithstanding any provision hereof to the contrary, any item of Company income or gain for any Fiscal Year (or any portion of any such item) that is required to be allocated to the members under Treas. Reg. §§ 1.704-2(f) or 1.704(2)(i)(4) shall be allocated to the Sole Member for such Fiscal Year in the manner so required by such regulations.

5.3    Tax Allocations.

(a)    Except as otherwise provided in this Section 5.3, for federal income tax purposes, each item of income, gain, loss and deduction shall be allocated to the Sole Member in the same manner as its correlative item of “book” income, gain, loss or deduction is allocated pursuant to Sections 5.1 and 5.2 above.

(b)    In accordance with Sections 704(b) and 704(c) of the Code and the Treas. Regs. thereunder, income, gain, loss and deduction with respect to any property contributed to the Company shall, solely for federal income tax purposes, be allocated to the Sole Member so as to take into account any variation between the adjusted basis of such property to the Company for federal income tax purposes and the initial Gross Asset Value. If the Gross Asset Value of any Company asset is adjusted as described in the definition of Gross Asset Value, subsequent allocations of income, gain, loss and deduction with respect to such Company asset shall take into account any variation between the adjusted basis of such Company asset for federal income tax purposes and its Gross Asset Value in the same manner as under Section 704(c) of the Code and the Treas. Regs. thereunder. In furtherance of the foregoing, with respect to all Company assets, the Board shall choose any permissible method under Treas. Reg. § 1.704-3. Allocations pursuant to this Section 5.3 are solely for purposes of federal state and local taxes and shall not affect, or in any way be taken into account in computing the Sole Member’s Capital Account or share of Net Profits, Net Losses, other items or distributions pursuant to any provision of this Agreement.

(c)    All tax credits shall be allocated 100% to the Sole Member.

5.4    Distributions.

(a)    To the extent that the Company has adequate Distributable Cash and may do so in accordance with all applicable law, the Company shall distribute Distributable Cash to the Sole Member in such amounts and at such times as shall be determined by the Sole Member.

(b)    For purposes of distributions of Company property in kind, such property shall be valued at its Gross Asset Value as of the date of distribution and the amount of any gain or loss that would be realized by the Company if it were to sell such property at such Gross Asset Value shall be allocated to the Sole Member in accordance with the requirements of the Code and, to the extent such allocation does not violate the Code, this Agreement.

5.5    Limitations on Distributions. No distribution pursuant to Section 5.4 or otherwise shall be paid if, after the distribution is made, (a) the Company would be unable to pay its debts as they become due, (b) liabilities of the Company (other than liabilities to the Sole Member on account of its Capital Contribution(s) and liabilities for which creditors’ recourse is limited to specific assets of the Company) would exceed the fair value of the Company’s assets (net of any liabilities to which such property may be subject), or (c) requirements for capital maintenance or financial ratios imposed upon the Company under its agreement with any lender would be violated thereby.

5.6    Withholding. The Company may withhold from any distribution made pursuant to this Agreement, and may pay over to the appropriate federal, state or local governmental authority, any amounts required to be withheld pursuant to the Code or provisions of applicable local, state or federal law. All amounts withheld pursuant to the preceding sentence in connection with a distribution to the Sole Member to satisfy a tax imposed upon the Sole Member shall be treated as an amount distributed to the Sole Member for all purposes of this Agreement.

ARTICLE 6

TAXES

6.1    Tax Returns. The Sole Member shall cause to be prepared and timely filed all necessary federal and state income tax returns and reports for the Company. The Sole Member shall use its best efforts to cause the Company’s accountants to furnish, within 90 days after the end of each Fiscal Year, a statement suitable for use in the preparation of the Sole Member’s income tax return, showing the amounts of contributions by, distributions to, and gains, losses, profits or credits allocated to, the Sole Member during each Fiscal Year.

6.2    Tax Elections. Neither the Company, the Sole Member nor any of their respective Affiliates may make an election for the Company to be excluded from the application of the provisions of subchapter K of chapter 1 of subtitle A of the Code or any similar provisions of applicable state law, and no provision of this Agreement shall be construed to sanction or approve such an election.

6.3    Tax Matters Partner. The Sole Member shall be the “tax matters partner” of the Company pursuant to Section 6231(a)(7) of the Code and corresponding provisions of any state or local tax law (the “Tax Matters Partner”).

ARTICLE 7

ACCOUNTING AND RECORDS

7.1    Accounting Principles. The Company shall keep accurate and detailed books and records of account of all operations and expenditures of the Company, in accordance with generally accepted accounting principles consistently applied. All books and records of the Company shall be available for inspection by the Sole Member, or representatives thereof, at all times during normal business hours.

7.2    Records to be Maintained. At the expense of the Company, the Company shall cause to be maintained at its principal place of business the following:

(a)    A current and past list setting forth the full name and last known mailing address of each Member;

(b)    A written statement of (i) the amount of cash and a description of the agreed value of other property contributed, or agreed to be contributed, by each Member (including that Member’s predecessor in interest); and (ii) the times at which, or events on the occurrence of which, a Member shall be required to make any Capital Contribution other than such Member’s Initial Capital Contribution or any required additional Capital Contribution;

(c)    A copy of the Certificate of Conversion and all amendments thereto;

(d)    Copies of this Agreement, and all amendments thereto;

(e)    Any written consents obtained from the Sole Member for actions taken thereby without a meeting;

(f)    Copies of the Company’s federal, state and local tax returns and reports, if any, for the three most recent Fiscal Years of the Company; and

(g)    Copies of the Company’s financial statements for the three most recent Fiscal Years of the Company.

7.3    Bank Accounts. At the direction of the Sole Member, the Company shall establish and maintain one or more separate bank or investment accounts and arrangements for Company funds in the Company name with such financial institutions and firms, and with such signatures, as the Sole Member shall approve.

ARTICLE 8

DISSOLUTION

8.1    Events of Dissolution. The Company shall dissolve and its affairs shall be wound up on the first to occur of any of the following events (each, an “Event of Dissolution”):

(a)    The written consent of the Sole Member; or

(b)    The entry of a decree of judicial dissolution of the Company under the Act; or

(c)    The expiration of two years after the effective date of involuntary dissolution of the Company pursuant to the Act (for failure to file required reports or to pay any taxes due) without reinstatement of the Company.

8.2    Liquidation and Winding Up. Upon the occurrence of an Event of Dissolution, the Liquidator shall, at the Company’s expense, continue to operate the Company’s properties with all of the power and authority of the Sole Member, and shall take such steps as it deems necessary or appropriate to proceed diligently to wind up the affairs of the Company and make final distributions as provided herein and in the Act, including, without limitation, the following steps:

(a)    As promptly as possible after dissolution and again after final liquidation, cause a proper accounting to be made by a recognized firm of certified public accountants of the Company’s assets, liabilities, and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable.

(b)    Pay, satisfy or discharge from Company funds all of the debts, liabilities and obligations of the Company (including, without limitation, all expenses incurred in liquidation, and any Advances made pursuant to Section 4.4) or otherwise make adequate provision for payment and discharge thereof (including, without limitation, the establishment of a cash escrow fund for contingent liabilities in such amount and for such term as the Liquidator may reasonably determine).

(c)    Distribute all remaining assets of the Company to the Sole Member in accordance with the positive balance of the Sole Member’s Capital Account, as determined after taking into account all adjustments to such Capital Account for the taxable year of the Company during which the liquidation of the Company occurs.

All distributions in kind to the Sole Member shall be made subject to the liability of each distributee for costs, expenses and liabilities theretofore incurred or for which the Company has committed prior to the date of termination and those costs, expenses and liabilities shall be allocated to the distributee pursuant to this Section 8.2. The distribution of cash and/or property to the Sole Member in accordance with the provisions of this Section 8.2 constitutes a complete return to the Sole Member of its Capital Contributions and a complete distribution to the Sole Member of its Interest in all of the Company’s property.

8.3    Deficit Capital Accounts. Notwithstanding anything to the contrary contained in this Agreement, and notwithstanding any custom or rule of law to the contrary, to the extent that a deficit, if any, in the Capital Account of the Sole Member results from or is attributable to deductions and losses of the Company (including non-cash items such as depreciation), or distributions of money pursuant to this Agreement, upon dissolution of the Company, such deficit shall not be an asset of the Company and the Sole Member shall not be obligated to contribute such amount to the Company to bring the balance of the Sole Member’s Capital Account to zero.

8.4    Termination. Upon completion of the winding up, liquidation and distribution of the assets of the Company, the Liquidator shall file a certificate of cancellation (the “Certificate of Cancellation”) with the Secretary of State of the State of Delaware pursuant to the Act. Upon filing of the Certificate of Cancellation, the Company shall be terminated and, except as otherwise provided in the Act, the Company shall cease to exist.

ARTICLE 9

MISCELLANEOUS PROVISIONS

9.1    Amendments. This Agreement may be amended or modified from time to time only by a written instrument adopted or consented to by the Sole Member.

9.2    Entire Agreement. This document, together with the other documents and agreements referred to herein, is the entire, final and complete agreement and understanding of the parties hereto relating to the subject matter hereof and supersedes and replaces all written and oral agreements heretofore made or existing by and among the parties or their representatives with respect thereto.

9.3    Binding Effect. All rights, remedies and liabilities herein given to or imposed upon the parties hereto shall extend to, inure to the benefit of, and be binding upon, as the circumstances may require, the parties hereto, and to the extent permitted by this Agreement, their respective heirs, personal representatives, administrators, successors and assigns.

9.4    Severability. If any provision of this Agreement or the application thereof to any Person or circumstance is held to be invalid, illegal or unenforceable to any extent, the remainder of this Agreement and the application thereof shall not be affected and shall be enforceable to the fullest extent permitted by law.

9.5    Waivers. No waiver of any provision of this Agreement shall be binding unless executed in writing by the waiving party. The failure of any party hereto to insist upon strict performance of any provision of this Agreement by any other party, irrespective of the length of time for which such failure continues, shall not be a waiver of such party’s right to demand strict compliance in the future. No waiver of any provision of this Agreement shall be deemed, or shall constitute, a waiver of any other provision, whether or not similar, nor shall any waiver be applicable to subsequent transactions unless otherwise stated therein.

9.6    Governing Law. This Agreement and the formation and operation of the Company pursuant hereto shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware and in particular, the Act, without regard to conflicts of laws principles.

9.7    Captions. The caption headings of the sections and subsections of this Agreement are for convenience of reference only and are not intended to describe, interpret, define or limit the scope, extent or intent of any provision of this Agreement.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned has caused this Amended and Restated Limited Liability Company Agreement to be executed by its duly authorized officer as of the date first set forth above.

SOLE MEMBER:	ALBERTSON’S, INC.

	By:	/s/ Paul G. Rowan
Paul G. Rowan
Group Vice President, Business Law

Schedule I

SOLE MEMBER REGISTRY

Sole Member	Capital Contribution	Percentage Interest
Albertson’s, Inc.	American Stores Company, Inc., a Delaware corporation, 100% owned by Albertson’s, Inc., has been converted into American Stores Company, LLC (the “LLC”) pursuant to Delaware General Corporation Law, 8. Del. C. § 266, such that all issued and outstanding shares of the capital stock of American Stores Company, Inc. have been converted into a 100% membership interest in the LLC, which interest is owned by Albertson’s, Inc.	100.0%

AMENDMENT NO. 1

TO LIMITED LIABILITY COMPANY AGREEMENT OF

AMERICAN STORES COMPANY, LLC

This is Amendment No. 1 (“Amendment No. 1”) to the Limited Liability Company Agreement, dated as of January 23, 2004 (this “Agreement”), of American Stores Company, LLC, a Delaware limited liability company (the “Company”), made and entered into by Albertson’s LLC (as successor by conversion to Albertson’s, Inc.) (“Former Member”) and New Albertson’s, Inc. (“New Member”), as the sole member of the Company.

RECITALS

A.    Former Member has agreed to transfer its membership interest in the Company to New Member.

B.    In accordance with Section 9.1 of the Agreement, the parties have consented to and adopted this Amendment No. 1 to the Agreement to effect certain amendments as set forth below.

C.    Capitalized terms used herein but not otherwise defined will have the respective meanings assigned to them in the Agreement.

AMENDMENT

1.	The Agreement is hereby amended as follows:

a.	All references in the Agreement to “Sole Member” shall be to New Albertson’s, Inc. instead of Albertson’s LLC (as successor by conversion to Albertson’s, Inc.).

b.	Section 3.6 of the Agreement is hereby amended by deleting such section in its entirety and replacing such section as follows:

“3.6 Interests.

(a)    The Company hereby irrevocably elects that all Interests in the Company shall be securities governed by Article 8 of the Uniform Commercial Code. Each certificate evidencing Interests in the Company shall bear the following legend: “This certificate evidences an interest in American Stores Company, LLC and shall be a security for purposes of Article 8 of the Uniform Commercial Code,” No change to this provision shall be effective until all outstanding certificates have been surrendered for cancellation and any new certificates thereafter issued shall not bear the foregoing legend.

(b) An Interest shall be personal property for all purposes. All property owned by the Company shall be deemed to be owned by the Company as an entity, and the Sole Member shall not be deemed to own any such property or any portion thereof.”

2.	Except as provided in this Amendment No. 1, the Agreement remains in full force and effect.

3.	This Agreement shall be governed and construed in accordance with the laws of the State of Delaware, without giving effect to its rules of conflicts of laws.

IN WITNESS WHEREOF, the undersigned has caused Amendment No. 1 to be executed by its duly authorized officer as of the date set forth below.

Date: June 1, 2006

ALBERTSON’S LLC

By:	/s/ William H. Arnold
Name:	William H. Arnold
Title:	AUTHORIZED SIGNATORY

NEW ALBERTSON’S INC.

By:	/s/ William H. Arnold
Name:	William H. Arnold
Title:	AUTHORIZED SIGNATORY